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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                   New Filing


                           GENERAL CREDIT CORPORATION
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                                (Name of Issuer)


                     Common Stock, par value $.001 per share
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                         (Title of Class of Securities)


                                    369451109
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                                  CUSIP Number



                                   Greg Ronan
                              500 Old Country Road
                              Garden City, NY 11530
                                 (516) 741-5550
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                January 30, 2000
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             (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

                  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
         See ss.240.13d-7(b) for other parties to whom copies are to be sent.

                  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               (Page 1 of 5 pages)


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                                  SCHEDULE 13D
CUSIP NO. 369451109                                           PAGE 2 OF 5 PAGES

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(1)   Names of Reporting Persons and SS or IRS Identification No. of above
      Person:

      GREG RONAN
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(2)   Check the Appropriate Box If a Member of a Group:                  (A) [ ]
                                                                         (B) [ ]

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(3)   SEC Use Only:


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(4)   Source of Funds:

      PF
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(5)   Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e):                                                         [ ]

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(6)   Citizenship or Place of Organization:

      UNITED STATES OF AMERICA
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                              (7)  Sole Voting Power:

                                   300,000 shares of Common Stock underlying
                                   currently exercisable stock options
Number of                     --------------------------------------------------
Shares                        (8)  Shared Voting Power:
Beneficially
Owned by Each                      0
Reporting                     --------------------------------------------------
Person With:                  (9)  Sole Dispositive Power:

                                   300,000 shares of Common Stock underlying
                                   currently exercisable stock options
                              --------------------------------------------------
                              (10) Shared Dispositive Power:

                                   0
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(11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

      300,000 shares of Common Stock underlying currently exercisable options
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(12)  Check Box If Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                            [ ]
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(13)  Percent of Class Represented by Amount in Row (11):

      8.0%
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(14)  Type of Reporting Person:

      IN
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                                  SCHEDULE 13D
CUSIP NO. 369451109                                           PAGE 3 OF 5 PAGES

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Item 1.  SECURITY AND ISSUER

         This statement relates to the Common Stock, par value $.001 per share (the "Common Stock"), of General Credit Corporation, a New York corporation (the "Issuer"). The Issuer's principal executive offices are located at 370 Lexington Avenue, Suite 2000, New York, New York 10017.

Item 2.  IDENTITY AND BACKGROUND

         (a)      The Reporting Person is GREG RONAN;

         (b) The business address of the Reporting Person is 500 Old Country Road, Garden City, New York 11530;

         (c)      The Reporting Person is a Director of the Issuer;

         (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors;

         (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body or as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to federal or state securities laws or finding any violations with respect to such laws; and

         (f)      The Reporting Person is a United States citizen.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         This statement relates to the acquisition of beneficial ownership by the Reporting Person of stock options to purchase 300,000 shares of Common Stock (the "Options"). The exercise price of these Options is $.63 per share, exercisable through January 30, 2002. If exercised, the total aggregate purchase price of the Options will be approximately $189,000.

Item 4.  PURPOSE OF THE TRANSACTION

         The Reporting Person is a member of the Board of Directors of the Issuer as well as a partner in a law firm which provides legal services to the Company. The Reporting Person received the Options in connection with services provided to the Company. The Reporting Person intends to review on a regular basis the general economic and market conditions with respect to exercising the Options. The Reporting Person has no plans or proposals that would result in any actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.



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                                  SCHEDULE 13D
CUSIP NO. 369451109                                           PAGE 4 OF 5 PAGES

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         The Reporting Person reserves the right to, and may in the future, change his purpose or plans with respect to his investment in the Company and to take such actions as he deems appropriate in light of the circumstances existing at the time.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) As of the close of business on January 30, 2000, pursuant to Rule 13d-3, the Reporting Person may be deemed to beneficially own 300,000 shares of Common Stock issuable upon the exercise of the Options (collectively, the "Shares"), or approximately 8% of the total shares of Common Stock outstanding of the Issuer as of the date of this Report.

         (b) The Reporting Person may be deemed to have sole voting and dispositive power of the shares of common stock issuable upon the exercise of the Options.

         (c) Except as otherwise reported herein, there have been no transactions by the Reporting Person involving the Common Stock of the Issuer effected during the past 60 days.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares issuable of the Issuer.

         (e)      Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         None.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS

         None.



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                                  SCHEDULE 13D
CUSIP NO. 369451109                                           PAGE 5 OF 5 PAGES

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                                    SIGNATURE


              After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: May 3, 2000                        /s/ Greg Ronan
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                                         Greg Ronan